Exhibit (a)(5)(B)

Lumos Pharma and Double Point Ventures Announce Successful Completion of Tender Offer and Double Point Ventures’ Acquisition of Lumos Pharma

AUSTIN, TX and GREENWICH, CT, December 12, 2024 (GLOBE NEWSWIRE) – Lumos Pharma, Inc. (NASDAQ:LUMO) (“Lumos Pharma” or the “Company”), a clinical stage biopharmaceutical company focused on therapeutics for rare diseases, and Double Point Ventures LLC (“DPV”) today announced the successful completion of the previously announced tender offer for Lumos Pharma’s shares at a purchase price of (i) $4.25 per share in cash at closing, without interest and less applicable tax withholding and (ii) one contingent value right (“CVR”) for each share of common stock outstanding, representing the future right to receive additional contingent cash payments upon the achievement of certain milestone events relating to the level of annual global net revenue of LUM-201 up to the year 2037, different transactions involving Lumos Pharma or its assets that occur within 18 months of closing or certain sales, license or similar revenue-generating agreements entered into within 18 months of closing and that are related to Lumos Pharma’s legacy products other than LUM-201. There can be no assurance any payments will be made with respect to the CVRs. The purchase price of $4.25 per share represents a total equity value of approximately $38 million, a premium of 7.6% to Lumos Pharma’s closing share price of $3.95 on October 22, 2024, and a premium of 10.5% to Lumos Pharma’s 30-trading-day volume weighted average price as of October 22, 2024.

The tender offer expired one minute after 11:59pm Eastern Time on December 11, 2024. As of the expiration of the tender offer, 6,544,417 shares of Lumos Pharma common stock were validly tendered into and not withdrawn pursuant to the offer, representing approximately 75.62% of Lumos Pharma’s outstanding shares. All conditions of the tender offer were satisfied or waived and all shares validly tendered and not validly withdrawn were accepted for payment and DPV or its affiliates is promptly paying for all such tendered shares in accordance with the terms of the tender offer.

As a result of its acceptance of the shares tendered in the tender offer, DPV and its affiliates acquired a sufficient number of shares of Lumos Pharma’s common stock to close the merger without the affirmative vote of Lumos Pharma’s other stockholders, pursuant to Section 251(h) of the Delaware General Corporation Law. As such, the merger was completed today, December 12, 2024.

With the successful completion of the merger, Lumos Pharma will operate as a standalone business of DPV from its current headquarters in Austin, Texas. Each outstanding share of Lumos Pharma’s common stock that was not validly tendered in the tender offer (other than shares owned by affiliates of DPV, Lumos Pharma (as treasury stock) or by any stockholder of Lumos Pharma who is entitled to and properly demanded and perfected appraisal of such shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) was cancelled and converted into the right to receive (i) an amount in cash equal to $4.25 per share, without interest and less applicable tax withholding and (ii) one CVR. In addition, the common stock of Lumos Pharma ceased to trade on NASDAQ and a notice of delisting with respect to shares of Lumos Pharma is expected to be filed promptly by NASDAQ.

Advisors

Piper Sandler LLC acted as exclusive financial advisor to Lumos Pharma, and Cooley LLP and Wilson Sonsini Goodrich & Rosati, P.C. acted as legal counsel. Foley & Lardner LLP acted as legal counsel to DPV.

About Lumos Pharma

Lumos Pharma, Inc. is a clinical stage biopharmaceutical company focused on the development and commercialization of therapeutics for rare diseases. The Company was founded and is led by a management team with longstanding experience in rare disease drug development. Lumos Pharma’s lead therapeutic candidate, LUM-201, is a novel, oral growth hormone (GH) secretagogue, seeking to transform the ~$4.7B global GH market from injectable to oral therapy. LUM-201 is currently being evaluated in multiple Phase 2 clinical studies in Pediatric Growth Hormone Deficiency (PGHD) and has received Orphan Drug Designation in both the US and EU. For more information, please visit https://lumos-pharma.com/.

About Double Point Ventures

Double Point Ventures is a venture capital fund dedicated to empowering healthcare and life sciences companies in developing groundbreaking drugs, medical devices, and diagnostics, with a mission to enhance patient outcomes and drive meaningful advancements in health.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of U.S. federal securities laws, including, without limitation, statements regarding the payment and timing of payment of the offer consideration to former Lumos common stockholders, the potential payment of proceeds to the former Lumos common stockholders, if any, pursuant to the CVRs and the ability and timing of delisting of Lumos’s common stock. Any forward-looking statements in this press release are based on current expectations and beliefs and are subject to a number of risks and uncertainties, including, but not limited to, the risk that the timing of the payment or delisting may be delayed. The words “estimates,” “expects,” “continues,” “intends,” “plans,” “anticipates,” “targets,” “may,” “will,” “would,” “could,” “should,” “potential,” “goal,” and “effort” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Lumos cautions that a number of important factors, including those described in this communication, could cause actual results to differ materially from those contemplated in any forward-looking statements. Lumos cautions investors not to place undue reliance on any forward-looking statements. Any forward-looking statements contained in this communication represent Lumos’s views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Lumos disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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Investor & Media Contact:

Lisa Miller

Lumos Pharma Investor Relations

512-792-5454

ir@lumos-pharma.com

Source: Lumos Pharma, Inc.